Exhibit 21.1

Entity	Jurisdiction	Ownership
SSLJ Holdings Limited	British Virgin Islands	100%
SSLJ Technology Information Co., Ltd.	Hong Kong	100%
Wuhan SSLJ Management Co., Ltd.	People’s Republic of China	100%
SSLJ (Wuhan) Technology Holding Co., Ltd.	People’s Republic of China	Variable Interest Entity